Filed by Arrival

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Kensington Capital Acquisition Corp. V

Commission File Number: 001-40741

Date: April 6, 2023

On April 6, 2023, Arrival issued the following press release announcing its potential business combination with Kensington Capital Acquisition Corp. V:

Arrival Advances U.S. Commercialization Plans Through Business Combination with Kensington Capital Acquisition Corp. V

•	Arrival (Nasdaq: ARVL) has entered into a business combination agreement with Kensington Capital Acquisition Corp. V (NYSE: KCGI.U).

•	Upon closing, the combined company’s ordinary shares are expected to be listed on Nasdaq under the ticker symbol “ARVL.”

•	Arrival is developing an innovative Class 4 (“XL”) Van that the Company believes offers a high-quality user experience and lower cost of ownership for commercial operators.

•	Arrival’s purpose-built XL Van targets the underserved last-mile delivery market in the U.S.

•	Kensington has $283 million of cash held in trust (pre-redemptions) to contribute to the combined business.

LUXEMBOURG and WESTBURY, N.Y. – April 6, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles (“EVs”), and Kensington Capital Acquisition Corp. V (“Kensington”) (NYSE: KCGI.U), a special purpose acquisition company, today announced their entry into a definitive agreement for a business combination. Upon closing of the transaction, the combined company will continue to be named “Arrival,” and its ordinary shares are expected to remain listed on Nasdaq under the ticker symbol “ARVL.”

Founded in 2015, Arrival aims to revolutionize the Class 4 EV segment. Its XL Van is purpose-built to target the high-margin, last-mile delivery market, which Arrival believes is currently underserved by large-scale OEMs. Arrival’s vans are designed and manufactured through a flexible in-house method that it expects to result in streamlined integration, significantly reduced time from concept to market, lowered capital expenditures, and a superior user experience.

Arrival performs design and manufacturing in-house, eliminating the limitations of the traditional use of standardized truck chassis and second-stage manufacturers. The Company uses proprietary hardware components, robotics technologies, and sustainable composite materials to efficiently produce vehicles that will be customized for the cities and regions that they serve.

In the first half of 2023, Arrival continued to build certified (“L”) Vans at its Bicester, United Kingdom factory, enabling the Company to further develop its automated factory processes and integrate its autonomous mobile robots. The L Vans are expected to accumulate 250,000 kilometers of public road mileage by the end of 2023 as they are used to validate Arrival’s engineering designs and components.

In recent months, the Company has sharpened its focus on its U.S. product strategy and plans to invest the expected proceeds from the transaction in the production of its XL Van at its Charlotte, North Carolina factory. Start of production in Charlotte is targeted for late 2024.

Igor Torgov, CEO of Arrival, commented, “This transaction offers a potentially significant capital infusion and additional support in bringing our XL Van to market. Justin and the Kensington team offer decades of automotive and industrial experience as well as access to valuable customers and suppliers, expertise in building and running vehicle manufacturing facilities, and public company leadership in managing and deploying capital. We are looking forward to partnering with Kensington to meet our production goals as we aim to commercialize our XL Van by the end of 2024.”

Justin Mirro, Chairman and CEO of Kensington, added, “We believe Arrival is at the forefront of the single greatest mega-trend in transportation: electric mobility. While there are many companies making electric vehicles today, Arrival has built a next-generation Class 4 van, taking advantage of 200 patents and over $1B in invested capital, that meets the needs of today’s drivers, fleet operators and delivery customers. Through our success with leading EV suppliers, we are confident that making the future cleaner is also good business. By combining Arrival’s vehicle and manufacturing technologies with our commercialization and public market experience, we can help them bring the XL Van to the U.S. market.”

Transaction Overview

Based on 2022 financial data and an assumed post-transaction share price of $0.13 per ordinary share, the business combination values the combined business at an implied pro forma enterprise value of $524 million. This assumes no redemptions by Kensington shareholders in connection with closing and the payment of estimated transaction expenses. It also excludes warrants, ordinary shares subject to share awards and options, and Arrival’s ongoing financing activities since December 31, 2022.

The boards of directors of both Kensington and Arrival have approved the proposed transaction, which is expected to be completed in the second half of 2023, subject to, among other things, approval by Kensington’s and Arrival’s shareholders and the satisfaction or waiver of other conditions stated in the definitive documentation.

Kensington has $283 million of cash held in trust, before redemptions. Combined with Arrival’s cash on balance sheet as of December 31, 2022, the Company would have approximately $468 million of pro forma cash to fund its commercialization plans, including the build-out of its manufacturing facility in Charlotte, North Carolina.

Kensington shareholders will receive, for every one Kensington ordinary share, an amount of newly issued shares equal to $17.00 divided by Arrival shares’ 10-day volume-weighted average price (“VWAP”) for the 10 days preceding the fourth day prior to Kensington’s shareholder meeting.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Kensington and a Report on Form 6-K to be filed by Arrival with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

Hughes Hubbard & Reed LLP is serving as legal advisor to Kensington. Teneo is serving as financial advisor, and Linklaters LLP is serving as legal advisor to Arrival.

Investor Conference Call Information

Arrival and Kensington will host a joint webinar at 5:00 PM Eastern Time today, April 6, 2023, to discuss the proposed transaction. The live webinar and replay will be accessible on Arrival’s investor relations website at investors.arrival.com. The replay will be available shortly after the conclusion of the live event.

A transcript of this conference call will also be posted to Arrival’s Investor Relations page and will be filed with the SEC.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

About Kensington Capital Acquisition Corp. V

Kensington Capital Acquisition Corp. V (NYSE: KCGI.U) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the industrial sector. Kensington’s management team of Justin Mirro, Dan Huber, John Arney, Peter Goode, and Julian Ameler is supported by a board of independent directors including William Kassling, Anders Pettersson, Mitchell Quain, Mark Robertshaw, and Nickolas Vande Steeg.

For additional information, please visit autospac.com.

Contacts:

For Arrival

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com

For Kensington

Dan Huber

Chief Financial Officer

dan@kensington-cap.com

703-674-6514

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION

No Offer or Solicitation; Additional Information and Where to Find It

These materials are for informational purposes only and do not constitute or form part of (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination among the Company, Kensington Capital Acquisition Corp. V (“Kensington”) and an indirect subsidiary of the Company (“NewCo”) that will be created and will become the holding company of the Arrival Group at the closing of the proposed business combination, and related transactions (the “Proposed Business Combination”), or (ii) an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933 (the “Securities Act”). In connection with the Proposed Business Combination, it is expected that NewCo will file a registration statement on Form F-4, which will include a proxy statement of Kensington and a prospectus with respect to the Proposed Business Combination, with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement/prospectus will be delivered to the security holders of the Company and Kensington. The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on these materials or any of their contents.

SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBCO, THE COMPANY, KENSINGTON AND THE PROPOSED BUSINESS COMBINATION.

Security holders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about the Company, Kensington and NewCo, without charge, at the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, without charge, from the Company’s website at https://arrival.gcs-web.com/ and Kensington’s website at https://www.autospac.com.

These materials do not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will sales be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, NewCo may, in its sole discretion, take such action as it may deem necessary to extend any offer in any such jurisdiction.

Participants in the Solicitation

The Company, Kensington, NewCo, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kensington’s directors and executive officers in Kensington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 3, 2023, and regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 27, 2022. Other information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

These materials contain certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “target,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements include, among other things, the expected listing of the combined company, the transaction structure, the implied pro forma enterprise value of the combined company, the completion date of the proposed business combination, the pro forma cash of the combined business and the intended use of this cash, the mileage of the L Van, the start of production in Charlotte, and the commercialization of the XL Van. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in these materials, including, but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s and Kensington’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Kensington’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kensington, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including, but not limited to, the adoption of the business combination agreement by the shareholders of the Company and Kensington, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, performance, and business generally, (vi) the outcome of any legal proceedings that may be instituted against the Company, Kensington or NewCo related to the business combination agreement or the Proposed Business Combination, (v) the ability to maintain the listing of Kensington’s securities on the New York Stock Exchange and the Company’s securities on the Nasdaq Stock Market LLC, (vi) the price of Kensington’s, the Company’s and post-combination NewCo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company business and changes in the combined capital structure, and (vii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market LLC or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by the Company with the SEC from time to time, which will continue to apply to the post-combination company, and in the “Risk Factors” section of Kensington’s Annual Report on Form 10-K filed with the SEC on April 3, 2023, and other documents filed by Kensington with the SEC from time to time. In addition, forward-looking financial information and the Company’s expectations as to its ability to execute on its current business plan in the near term and the longer term are based on a number of assumptions that the Company makes, including the following assumptions that the Company’s management believes to be material: (i) operational assumptions, including, the development and commercialization of the Company’s vehicles, the roll out of the Company’s microfactory manufacturing locations, the production capacity of the Company’s microfactories, the selection of the Company’s products by customers in the commercial van industry, growth in the various markets the Company is targeting, average selling prices and resulting sales of vehicles; (ii) the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as the Company commences production in its microfactories; (iii) the Company’s ability to raise capital necessary to execute on its current business plan and production timeline, including the roll-out of its microfactories, as well as to maintain its ongoing operations, continue research, development and design efforts and improve infrastructure; and (iv) capital expenditure is based on a number of assumptions regarding the expenditure required to build the Company’s microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment. In making the foregoing assumptions, the Company’s management relies on a number of factors, including its experience in the automotive industry, its experience in the period since the inception of the Company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing the Company’s vehicles; and third-party forecasts for industry growth.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company, Kensington, nor any of their respective affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of the respective Materials, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in the Materials or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations.

Neither the Company, Kensington nor their advisers and/or agents undertake any obligation to provide the recipient with access to any additional information or to update these materials or any additional information or to correct any inaccuracies in any such information which may become apparent except as required under applicable law and regulation.

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